Exhibit 99.1

Legend Biotech Announces Preliminary Results for the Year Ended December 31, 2020

SOMERSET, N.J.--(BUSINESS WIRE)--February 19, 2021--Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech), a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications, today in conjunction with an announcement to be issued by Legend Biotech’s majority parent company, GenScript Biotech Corporation, pursuant to the rules of The Stock Exchange of Hong Kong Limited, announced preliminary, unaudited financial results for the year ended December 31, 2020.

For the year ended December 31, 2020, Legend Biotech expects to record a loss for the year of approximately US$292.2 million to US$324.9 million and an adjusted loss for the year of approximately US$202.4 million to US$234.4 million, in each case, including research and development expenses of approximately US$220.7 million to US$255.6 million, which was mainly caused by the continuous investment into its lead product candidate, ciltacabtagene autoleucel, and other product candidates in Legend Biotech’s pipeline. See “Use of Non-IFRS Financial Measures” for a reconciliation of Loss for the year to Adjusted loss for the year.

In addition, Legend Biotech expects to report a one-time non-cash fair value loss of approximately US$80.0 million caused by the changes of fair value of Legend Biotech’s Series A convertible redeemable preferred shares (“Series A Preferred Shares”), which was derived from the automatic conversion of all outstanding Series A Preferred Shares (plus dividends accrued but unpaid on the Series A Preferred Shares) into ordinary shares, par value $0.0001 per share, of Legend Biotech (“Ordinary Shares”) upon Legend Biotech’s listing on the Nasdaq Global Select Market. The details of the automatic conversion of the Series A Preferred Shares into Ordinary Shares are described in Legend Biotech’s prospectus filed with the Securities and Exchange Commission on June 8, 2020. The changes in fair value led to an increase of share premium, which had no material impact on the net assets of Legend Biotech and its subsidiaries.

As of December 31, 2020, Legend Biotech had approximately US$455.7 million of cash and cash equivalents and approximately US$50.0 million in time deposits.

The financial information contained in this press release is preliminary and is based on the latest estimated unaudited management accounts for the year ended December 31, 2020. Because Legend Biotech has not yet completed its financial closing procedures for the year ended December 31, 2020, Legend Biotech has provided a range for the preliminary results described above. Such information is not a comprehensive statement of Legend Biotech’s results for, and as of, this year, and are subject to the completion of management’s and Legend Biotech’s audit committee’s reviews and other financial closing processes and potential adjustments. Accordingly, Legend Biotech’s actual results as of, and for, the year ended December 31, 2020 may differ materially from the preliminary estimated data presented in this press release. As a result, it is possible that Legend Biotech’s final results will not be within the ranges presented.

The information contained in this press release has not been, and is not based on information that has been, audited, or reviewed by Legend Biotech’s independent auditor. Investors are cautioned not to place undue reliance on these preliminary estimates.

This preliminary estimated data should not be considered a substitute for the audited financial results for the year ended December 31, 2020, to be filed with the Securities and Exchange Commission (the “SEC”) on Form 20-F, which Legend Biotech expects to occur before the end of April 2021.

Use of Non-IFRS Financial Measures

The following table provides a reconciliation of Legend Biotech’s Loss for the year to Adjusted loss for the year:

Year ended
(in millions, US$)	December 31, 2020

Loss for the year	(292.2)~(324.9)

Share based payment expenses, net	4.5~5.2
Exchange differences, net	(0.1)
Listing Expenses	1.4
Service fee for the issuance of Series A Preference Shares	4.0
Fair value loss of convertible redeemable Series A Preference Shares	80.0

Adjusted loss for the year	(202.4)~(234.4)

Adjusted loss for the year is a non-IFRS financial measure. Legend Biotech is reporting Adjusted loss for the year because this financial measure is to be reported as part of a Profit Warning announcement issued by Legend Biotech’s majority parent company, GenScript Biotech Corporation, pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Adjusted loss for the year has limitations in that it does not reflect all expense items that affect Legend Biotech’s results.

Non-IFRS measures are not meant to be considered in isolation or as a substitute for financial information presented in accordance with IFRS and should be viewed as supplemental and in addition to Legend Biotech’s financial information presented in accordance with IFRS.

About Ciltacabtagene autoleucel (cilta-cel)

Cilta-cel is an investigational chimeric antigen receptor T cell (CAR-T) therapy, formerly identified as JNJ-4528 outside of China and LCAR-B38M CAR-T cells in China, that is being studied in a comprehensive clinical development program for the treatment of patients with relapsed and/or refractory multiple myeloma and in earlier lines of treatment. The design consists of a structurally differentiated CAR-T with two BCMA-targeting single domain antibodies. In December 2017, Legend Biotech, Inc. entered into an exclusive worldwide license and collaboration agreement with Janssen Biotech, Inc. to develop and commercialize cilta-cel.

In addition to a Breakthrough Therapy Designation (BTD) granted in the U.S. in December 2019, cilta-cel received a BTD in China in August 2020. In addition, Orphan Drug Designation was granted for cilta-cel by the U.S. FDA in February 2019, and by the European Commission in February 2020.

About Legend Biotech

Legend Biotech is a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications. Our team of over 800 employees across the United States, China and Europe, along with our differentiated technology, global development, and manufacturing strategies and expertise, provide us with the strong potential to discover, develop, and manufacture cutting edge cell therapies for patients in need.

We are engaged in a strategic collaboration to develop and commercialize our lead product candidate, ciltacabtagene autoleucel, an investigational BCMA-targeted CAR-T cell therapy for patients living with multiple myeloma. This candidate is currently being studied in registrational clinical trials.

To learn more about Legend Biotech, visit us on LinkedIn, or on Twitter @LegendBiotech or at www.legendbiotech.com.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to anticipated financial results for the year ended December 31, 2020, including expected research and development expenses. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including as a result of items or events identified during the completion of management’s and Legend Biotech’s audit committee’s reviews and other financial closing processes, potential audit adjustments related to the completion of the audit by Legend Biotech’s independent auditor, and the factors discussed in the “Risk Factors” section of the prospectus filed with the Securities and Exchange Commission on June 8, 2020. Any forward-looking statements contained in this press release speak only as of the date hereof, and Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Media and Investor Relations:

Jessie Yeung, Head of Corporate Finance and Investor Relations, Legend Biotech
jessie.yeung@legendbiotech.comor
investor@legendbiotech.com

Surabhi Verma, Manager of Investor Relations and Corporate Communications, Legend Biotech
Surabhi.Verma@legendbiotech.com or
media@legendbiotech.com